VEON Group Average and closing rates of functional currencies to USD Index Long Name ISO code 3Q24 3Q23 YoY 3Q24 3Q23 YoY Consolidated VEON Ukraine Hryvnia UAH 41.14 36.57 (12.5%) 41.17 36.57 (12.6%) Customers Pakistan Rupee PKR 278.46 293.13 5.0% 277.82 287.73 3.4% Ukraine Kazakhstan Tenge KZT 477.86 455.03 (5.0%) 479.23 474.47 (1.0%) Pakistan Bangladeshi Taka BDT 118.35 108.95 (8.6%) 119.50 110.06 (8.6%) Kazakhstan Uzbekistan Som UZS 12,649.95 11,885.82 (6.4%) 12,715.42 12,175.07 (4.4%) Bangladesh Kyrgyzstan Som KGS 84.87 88.09 3.7% 84.20 88.71 5.1% Uzbekistan Russian Ruble RUB 89.21 94.09 5.2% 92.71 97.41 4.8% Euro EUR 0.91 0.92 1.0% 0.90 0.95 5.0% Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated* 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 913 966 983 988 968 957 890 940 884 916 945 953 942 1,026 1,038 3,850 3,755 3,698 Service revenue 876 928 944 942 925 924 860 905 856 887 918 915 903 987 1,000 3,690 3,621 3,576 Mobile data revenue 388 414 438 441 449 452 429 433 417 433 462 461 447 485 486 1,680 1,763 1,773 EBITDA 442 448 502 448 446 464 380 458 385 415 444 367 386 459 438 1,840 1,747 1,612 EBITDA margin (%) 48.4% 46.4% 51.0% 45.3% 46.0% 48.5% 42.7% 48.7% 43.6% 45.3% 47.0% 38.5% 41.0% 44.7% 42.2% 47.8% 46.5% 43.6% EBIT (Operating profit) 254 256 284 956 231 224 339 369 205 242 259 223 201 278 402 1,751 1,163 929 Profit/(Loss) before tax 131 124 124 813 211 113 134 342 36 188 184 152 119 141 295 1,192 801 559 Net income/(loss) attributavle to VEON shareholders 129 101 145 299 (140) 135 (512) 355 342 251 448 (3,569) 57 68 209 674 (162) (2,528) CAPEX 193 189 149 277 177 203 187 262 90 171 131 258 124 181 198 808 829 651 LTM CAPEX / LTM Total revenue n.a. n.a. n.a. 21.0% 20.3% 20.3% 21.9% 22.0% 20.2% 19.6% 17.8% 17.6% 18.2% 18.0% 19.2% 21.0% 22.0% 17.6% Unlevered Free Cash Flow 162 151 306 141 117 144 289 195 187 182 235 243 194 174 223 760 744 847 Equity Free Cash Flow 93 (25) 199 (16) 6 17 215 44 101 21 179 112 102 65 142 251 281 412 Equity Free Cash Flow after lease payments and licenses 9 (59) 168 (52) (56) (283) 171 13 (26) (47) 118 68 58 (41) 45 66 (155) 112 *Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * Prior year comparatives restated for two previous years from the last year reported in this factbook ** Pre-IFRS16 values (values before adjustments related to IFRS16)

VEON index page (in millions) Mobile customers 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Pakistan 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 70.6 71.7 71.4 71.6 72.6 73.7 70.6 Bangladesh 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.1 37.6 40.4 Ukraine 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 23.9 23.9 23.4 23.3 26.2 24.8 23.9 Uzbekistan 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 8.4 8.2 8.1 8.2 7.1 8.4 8.4 Kazakhstan 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 11.1 11.2 11.4 11.6 9.9 10.6 11.1 Other 3.1 3.2 3.3 3.3 3.4 2.1 2.2 1.9 2.0 1.9 1.9 1.9 1.8 1.8 1.7 3.3 1.9 1.9 Total 148.6 149.7 152.3 154.1 158.0 156.7 157.2 156.9 157.7 155.8 156.1 156.2 157.8 157.4 154.2 154.1 156.9 156.2 Fixed-line customers 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY22 Pakistan - - - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - - - Ukraine 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.2 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 1.2 1.2 Uzbekistan - - - - - - - - - - - - - - - - - - Kazakhstan 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.6 0.6 0.7 Other - - - - - - - - - - - - - - - - - - Total 1.7 1.7 1.7 1.8 1.8 1.8 1.7 1.8 1.8 1.8 1.8 0.7 1.8 1.8 1.8 1.8 1.8 1.8

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 245 257 270 282 276 252 219 224 228 235 238 217 188 236 250 1,055 971 919 Service revenue 243 256 269 280 274 251 218 222 227 234 236 215 185 234 247 1,048 965 911 EBITDA 167 173 183 181 171 156 126 123 135 139 152 116 95 140 144 704 575 541 EBITDA margin (%) 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 59.0% 59.1% 63.6% 53.5% 50.5% 59.2% 57.7% 66.8% 59.2% 58.9% EBIT (Operating profit) 125 135 139 136 105 102 91 89 100 103 109 77 55 104 106 535 387 389 CAPEX 39 53 44 68 23 35 51 67 21 38 44 70 28 57 64 204 176 174 MOBILE Total revenue 227 239 251 262 257 234 203 208 212 218 222 200 172 216 228 980 902 852 Service revenue 227 239 251 262 257 234 203 208 212 218 222 200 172 216 228 980 902 852 Data revenue 137.2 143.0 151.1 159.0 151.5 143.0 122.7 124.5 127.3 132.1 136.1 127.7 104.0 132.8 145.1 590 542 523 Customers (mln) 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 23.9 23.9 23.4 23.3 26.2 24.8 23.9 ARPU (USD) 2.9 3.1 3.2 3.3 3.3 3.1 2.7 2.8 2.9 3.0 3.1 2.8 2.4 3.0 3.3 n.a. n.a. n.a. MOU (min) 633 620 595 621 624 320 315 320 314 320 311 303 308 306 300 n.a. n.a. n.a. Data usage (Mb/user) 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 9,760 10,170 10,884 10,091 9,856 10,686 11,207 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 16% 12% 13% 17% 14% 32% 21% 11% 19% 14% 13% 14% 11% 20% 16% n.a. n.a. n.a. FIXED-LINE Total revenue 16 17 17 18 17 15 13 13 12 12 13 12 10 12 13 68 58 49 Customers (mln) 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.2 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 1.2 1.2 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 6,842 7,094 7,275 7,537 7,874 7,370 7,656 8,192 8,346 8,609 8,711 7,921 7,169 9,425 10,267 28,748 31,092 33,588 Service revenue 6,807 7,061 7,231 7,473 7,822 7,340 7,602 8,130 8,294 8,549 8,637 7,839 7,080 9,328 10,163 28,571 30,893 33,319 EBITDA 4,658 4,783 4,915 4,839 4,871 4,555 4,391 4,484 4,921 5,085 5,542 4,228 3,627 5,585 5,924 19,196 18,301 19,775 EBITDA margin (%) 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 59.0% 59.1% 63.6% 53.4% 50.6% 59.3% 57.7% 66.8% 58.9% 58.9% EBIT (Operating profit) 3,501 3,715 3,737 3,631 2,980 2,992 3,153 3,258 3,656 3,767 3,979 2,795 2,098 4,162 4,361 14,584 12,384 14,196 CAPEX 1,077 1,462 1,190 1,822 659 1,032 1,815 2,453 780 1,395 1,616 2,573 1,072 2,276 2,625 5,551 5,960 6,364 MOBILE Total revenue 6,357 6,597 6,766 6,993 7,339 6,854 7,084 7,588 7,742 7,973 8,128 7,311 6,571 8,617 9,384 26,712 28,865 31,153 Service revenue 6,357 6,597 6,766 6,993 7,339 6,854 7,084 7,588 7,742 7,973 8,128 7,311 6,571 8,617 9,384 26,712 28,865 31,153 Data revenue 3,837 3,946 4,066 4,243 4,323 4,183 4,274 4,553 4,655 4,832 4,976 4,669 3,976 5,293 5,971 16,092 17,333 19,132 Customers (mln) 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 23.9 23.9 23.4 23.3 26.2 24.8 23.9 ARPU (UAH) 81.6 84.3 86.1 88.0 93.1 89.5 95.9 102.5 104.5 109.1 111.6 101.4 91.4 121.1 134.2 n.a. n.a. n.a. MOU (min) 633 620 595 621 624 320 315 320 314 320 311 303 308 306 300 n.a. n.a. n.a. Data usage (Mb/user) 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 9,760 10,170 10,884 10,091 9,856 10,686 11,207 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 16% 12% 13% 17% 14% 32% 21% 11% 19% 14% 13% 14% 11% 20% 16% n.a. n.a. n.a. FIXED-LINE Total revenue 451 464 465 480 483 435 456 459 437 449 464 424 374 490 546 1,859 1,834 1,774 Customers (mln) 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.2 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 1.2 1.2 Additional KPI's 4G network coverage 87% 89% 89% 90% 90% 93% 93% 94% 94% 94% 95% 95% 95% 95% 96% 90% 94% 95% 4G mobile customer penetration 38% 40% 44% 46% 49% 47% 50% 53% 55% 54% 61% 60% 63% 64% 65% 46% 53% 60% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof

Pakistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 347 370 349 341 338 325 289 332 269 271 279 299 321 347 359 1,408 1,285 1,119 Service revenue 318 340 320 307 312 301 269 309 250 252 263 275 291 318 332 1,285 1,190 1,041 EBITDA 156 161 173 153 158 152 120 224 122 128 124 129 143 158 149 643 654 502 EBITDA margin (%) 44.9% 43.5% 49.5% 44.8% 46.8% 56.2% 50.6% 81.5% 55.4% 58.9% 56.4% 56.7% 61.1% 63.5% 58.9% 45.7% 58.4% 56.9% EBIT (Operating profit) 99 100 96 80 92 89 56 158 66 78 74 77 90 103 93 374 395 295 CAPEX 92 89 58 79 84 56 27 90 14 36 23 57 19 52 48 318 257 130 MOBILE Total revenue 347 370 349 341 338 271 236 275 219 218 219 227 234 248 252 1,408 1,121 883 Service revenue 318 340 320 307 306 271 236 275 219 218 219 227 234 248 252 1,285 1,088 883 Data revenue 129.0 135.7 137.2 132.4 138.8 135.8 121.0 122.3 109.5 107.4 110.6 119.7 126.1 134.5 136.4 534 518 447 Customers (mln) 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 70.6 71.7 71.4 71.6 72.6 73.7 70.6 ARPU (USD) 1.6 1.6 1.5 1.4 1.4 1.1 1.0 1.2 0.9 0.9 1.0 1.0 1.0 1.1 1.1 n.a. n.a. n.a. MOU (min) 464 450 431 437 428 226 213 224 231 241 235 244 245 261 250 n.a. n.a. n.a. Data usage (Mb/user) 4,539 4,940 5,064 4,815 5,215 5,530 5,724 5,898 5,950 5,995 6,647 6,972 7,410 7,558 7,459 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 15% 22% 18% 20% 14% 22% 27% 32% 26% 31% 25% 21% 17% 22% 20% n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 55.0 57.2 57.3 59.4 60.1 63.5 64.2 73.9 69.7 77.6 81.5 84.7 89.7 96.5 99.9 229 262 314 Service revenue 50.4 52.5 52.5 53.6 55.4 58.8 59.6 68.7 64.7 72.2 76.7 77.9 81.4 88.6 92.5 209 242 292 EBITDA 24.7 24.8 28.4 26.6 28.1 29.7 26.5 49.8 31.5 36.7 36.1 36.5 40.0 43.9 41.4 105 134 141 EBITDA margin (%) 44.9% 43.4% 49.6% 44.8% 46.8% 56.2% 50.5% 81.2% 55.5% 58.9% 56.4% 56.7% 61.1% 63.5% 58.9% 45.7% 59.2% 56.9% EBIT (Operating profit) 15.6 15.4 15.7 13.9 16.4 17.5 12.3 34.9 17.2 22.2 21.6 21.8 25.0 28.7 25.8 61 81 83 CAPEX 14.6 13.7 9.5 13.9 14.9 11.1 6.0 20.2 3.7 10.2 6.8 16.3 5.3 14.5 13.4 52 52 37 MOBILE Total revenue 55.0 57.2 57.3 59.4 60.1 52.8 52.4 61.3 56.8 62.2 64.0 64.3 65.5 69.1 70.3 229 227 247 Service revenue 50.4 52.5 52.5 53.6 54.3 52.8 52.4 61.3 56.8 62.2 64.0 64.3 65.5 69.1 70.3 209 221 247 Data revenue 20.5 20.9 22.5 23.1 24.6 26.5 26.8 27.2 28.3 30.7 32.3 33.9 35.2 37.4 38.0 87 105 125 Customers (mln) 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 70.6 71.7 71.4 71.6 72.6 73.7 70.6 ARPU (PKR) 246.0 249.4 245.5 246.0 243.6 217.4 214.9 256.6 236.9 265.2 282.3 285.8 287.3 304.5 301.8 n.a. n.a. n.a. MOU (min) 464 450 431 437 428 226 213 224 231 241 235 244 245 261 250 n.a. n.a. n.a. Data usage (Mb/user) 4,539 4,940 5,064 4,815 5,215 5,530 5,724 5,898 5,950 5,995 6,647 6,972 7,410 7,558 7,459 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 15% 22% 18% 20% 14% 22% 27% 32% 26% 31% 25% 21% 17% 22% 20% n.a. n.a. n.a. Additional KPI's 4G network coverage 54% 55% 55% 55% 56% 63% 64% 65% 66% 66% 67% 67% 67% 67% 67% 55% 65% 67% 4G mobile customer penetration (3 Months active) 41% 44% 47% 48% 49% 51% 54% 56% 58% 59% 61% 62% 64% 66% 69% 48% 56% 62% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 135 140 145 143 144 148 144 140 138 144 146 141 141 141 123 564 576 570 Service revenue 132 137 143 141 142 146 141 138 136 142 144 140 139 139 122 553 566 561 EBITDA 55 56 62 61 55 56 53 46 50 54 56 53 44 52 50 235 210 214 EBITDA margin (%) 41.1% 40.3% 42.5% 42.7% 38.2% 38.2% 37.9% 33.7% 36.9% 38.4% 39.2% 38.6% 31.5% 38.3% 40.9% 41.6% 37.0% 38.3% EBIT (Operating profit) 18 10 15 14 11 6 108 (10) (4) (0) 5 43 (7) 3 2 57 115 45 CAPEX 26 16 12 35 47 57 49 43 30 37 20 18 14 21 17 88 196 105 MOBILE Total revenue 135 140 145 143 144 146 141 137 136 142 143 138 139 137 121 564 568 559 Service revenue 132 137 143 141 142 146 141 137 136 142 143 138 139 137 121 553 565 559 Data revenue 35.3 39.9 43.9 41.4 42.5 46.7 47.0 48.3 46.7 50.7 53.0 50.7 47.8 46.6 35.6 160 184 201 Customers (mln) 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.1 37.6 40.4 ARPU (USD) 1.3 1.3 1.4 1.3 1.3 1.3 1.3 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.0 n.a. n.a. n.a. MOU (min) 222.7 220.2 221.3 219.1 213.3 173.2 173.3 166.4 162.4 161.7 156.3 149.2 146.5 145.3 150.8 n.a. n.a. n.a. Data usage (Mb/user) 2,805 3,600 4,150 4,152 4,383 4,694 5,120 5,532 5,166 5,645 5,906 4,971 4,818 4,435 4,565 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 25% 24% 31% 27% 27% 26% 31% 26% 27% 32% 38% 37% 31% 43% n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 11.4 11.8 12.4 12.3 12.4 13.2 13.8 14.4 14.6 15.4 15.9 15.6 15.4 16.0 14.5 47.9 53.7 61.5 Service revenue 11.2 11.6 12.1 12.1 12.2 12.9 13.6 14.1 14.4 15.2 15.6 15.4 15.3 15.9 14.4 47.1 52.8 60.5 EBITDA 4.7 4.8 5.2 5.2 4.7 4.9 5.1 4.7 5.3 5.8 6.1 5.9 4.8 6.0 5.9 20.0 19.6 23.1 EBITDA margin (%) 41.1% 40.3% 42.5% 42.7% 38.2% 38.2% 37.9% 33.7% 36.9% 38.4% 39.2% 38.6% 31.5% 38.3% 40.9% 41.6% 36.9% 38.3% EBIT (Operating profit) 1.6 0.9 1.2 1.2 0.9 0.5 10.7 (1.0) (0.4) (0.0) 0.6 4.8 (0.8) 0.4 0.3 5 11 5 CAPEX 2.2 1.3 1.0 3.0 4.0 5.0 4.8 4.4 3.1 4.0 2.2 2.0 1.6 2.4 2.0 8 18 11 MOBILE Total revenue 11.4 11.8 12.4 12.3 12.4 12.9 13.6 14.1 14.4 15.2 15.6 15.2 15.3 15.6 14.4 47.9 53.0 60.3 Service revenue 11.2 11.6 12.1 12.1 12.2 12.9 13.6 14.1 14.4 15.2 15.6 15.2 15.3 15.6 14.4 47.1 52.7 60.3 Data revenue 3.0 3.4 3.7 3.5 3.7 4.1 4.5 5.0 4.9 5.4 5.8 5.6 5.2 5.3 4.2 13.6 17.3 21.7 Customers (mln) 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.1 37.6 40.4 ARPU (BDT) 111 113 117 115 114 119 123 126 126 130 132 127 125 128 121 n.a. n.a. n.a. MOU (min) 223 220 221 219 213 173 173 166 162 162 156 149 147 145 151 n.a. n.a. n.a. Data usage (Mb/user) 2,805 3,600 4,150 4,152 4,383 4,694 5,120 5,532 5,166 5,645 5,906 4,971 4,818 4,435 4,565 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 25% 24% 31% 27% 27% 26% 31% 26% 27% 32% 38% 37% 31% 43% n.a. n.a. n.a. Additional KPI's 4G network coverage 67% 68% 69% 69% 72% 77% 79% 81% 82% 83% 86% 87% 88% 89% 90% 69% 81% 87% 4G mobile customer penetration (3 Months active) 26% 29% 33% 34% 35% 37% 40% 43% 45% 46% 49% 50% 52% 52% 51% 34% 43% 50% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 128 137 150 154 141 160 166 169 175 188 204 208 214 224 224 569 636 775 Service revenue 124 134 145 147 136 155 160 163 169 182 199 199 209 217 217 550 613 749 EBITDA 66 72 86 83 66 88 85 82 92 104 118 107 118 125 106 307 321 421 EBITDA margin (%) 51.5% 52.3% 57.6% 54.2% 46.5% 55.3% 51.1% 48.3% 52.5% 55.4% 57.6% 51.5% 55.3% 55.8% 47.3% 54.0% 50.4% 54.3% EBIT (Operating profit) 38 46 58 54 41 63 56 52 67 84 92 81 92 97 78 196 212 325 CAPEX 21 24 24 66 14 19 39 50 16 26 33 92 19 31 56 135 122 166 MOBILE Total revenue 106 115 128 130 130 111 112 109 115 123 139 136 145 163 155 478 462 514 Service revenue 102 111 122 123 124 111 112 109 115 123 139 136 145 163 155 459 457 514 Data revenue 57.5 65.2 69.3 73.2 74.3 72.6 78.4 76.5 81.0 88.0 104.1 102.9 110.2 113.4 107.6 265 302 376 Customers (mln) 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 11.1 11.2 11.4 11.6 9.9 10.6 11.1 ARPU (USD) 3.6 3.9 4.2 4.1 4.0 4.0 4.0 3.8 4.0 4.3 4.7 4.7 4.8 5.0 4.7 n.a. n.a. n.a. MOU (min) 311 334 326 309 314 181 173 160 144 152 147 141 129 137 130 n.a. n.a. n.a. Data usage (Mb/user) 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 17,893 17,224 17,547 18,505 19,118 18,529 18,410 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 27% 20% 22% 21% 19% 21% 22% 24% 25% 19% 20% 25% 22% 19% 20% n.a. n.a. n.a. FIXED-LINE Total revenue 22 23 23 24 12 36 38 44 43 46 45 46 48 50 57 91 129 180 Customers (mln) 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.6 0.6 0.7 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 53,702 58,855 63,930 66,022 64,436 70,716 78,710 79,196 79,417 84,452 93,026 96,667 96,397 100,315 106,830 242,509 293,057 353,562 Service revenue 52,167 57,349 61,624 63,119 61,769 68,614 75,933 76,080 76,947 81,780 90,395 92,734 93,996 97,202 103,468 234,259 282,396 341,856 EBITDA 27,678 30,796 36,809 35,777 30,233 39,095 40,186 38,279 41,702 46,820 53,730 49,815 53,294 55,956 50,535 131,060 147,793 192,067 EBITDA margin (%) 51.5% 52.3% 57.6% 54.2% 46.9% 55.3% 51.1% 48.3% 52.5% 55.4% 57.8% 51.5% 55.3% 55.8% 47.3% 54.0% 50.4% 54.3% EBIT (Operating profit) 15,774 19,638 24,695 23,401 18,690 28,034 26,764 24,363 30,560 37,777 42,014 37,892 41,250 43,467 37,184 83,508 97,851 148,243 CAPEX 8,652 10,232 10,173 28,611 6,561 8,263 18,535 23,407 7,143 11,625 14,954 42,205 8,346 13,822 26,975 57,667 56,766 75,927 MOBILE Total revenue 44,490 49,157 54,282 55,809 59,002 49,289 53,401 51,089 52,360 55,412 63,418 63,352 65,393 72,873 74,118 203,738 212,781 234,543 Service revenue 42,976 47,700 51,994 52,913 56,380 49,289 53,401 51,089 52,360 55,412 63,418 63,352 65,393 72,873 74,118 195,583 210,159 234,543 Data revenue 24,157.3 27,929.2 29,495.2 31,463.6 33,883.6 32,150.3 37,283.3 35,774.5 36,803.4 39,487.5 47,376.4 47,957.8 49,634.9 50,762.7 51,423.5 113,045 139,092 171,625 Subscribers (mln) 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 11.1 11.2 11.4 11.6 9.9 10.6 11.1 ARPU (KZT) 1,501.0 1,658.8 1,776.9 1,781.4 1,818.2 1,763.1 1,896.3 1,791.9 1,819.4 1,936.3 2,147.2 2,167.1 2,176.4 2,236.2 2,223.9 n.a. n.a. n.a. MOU (min) 311 334 326 309 314 181 173 160 144 152 147 141 129 137 130 n.a. n.a. n.a. Data usage (Mb/user) 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 17,893 17,224 17,547 18,505 19,118 18,529 18,410 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 27% 20% 22% 21% 19% 21% 22% 24% 25% 19% 20% 25% 22% 19% 20% n.a. n.a. n.a. FIXED-LINE Total revenue 9,212 9,698 9,648 10,213 5,434 15,891 18,079 20,354 19,776 20,492 20,437 21,391 21,566 22,485 27,173 38,771 59,758 82,095 Customers (mln) 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 0.6 0.6 0.7 Additional KPI's 4G network coverage 77% 79% 80% 81% 82% 84% 86% 87% 88% 88% 89% 89% 89% 90% 90% 81% 87% 89% 4G mobile customer penetration 56% 59% 62% 64% 66% 69% 69% 68% 69% 71% 73% 73% 76% 76% 77% 64% 68% 73% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 45 47 51 51 53 56 61 64 63 66 65 75 67 67 70 194 233 269 Service revenue 45 47 51 51 53 56 61 63 63 66 65 74 66 66 70 193 233 268 EBITDA 22.3 18.0 26.4 22.4 26.6 45.5 27.7 24.6 28.2 27.3 23.1 33.6 24.5 23.5 25.0 89 124 112 EBITDA margin (%) 49.5% 38.2% 51.7% 44.1% 50.3% 81.6% 45.6% 38.7% 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 45.9% 53.4% 41.8% EBIT (Operating profit) 14.0 8.6 16.9 13.2 17.5 34.7 17.3 11.3 25.0 16.1 11.9 24.7 15.1 10.3 11.9 53 81 78 CAPEX 12 3 6 14 5 35 16 5 8 28 8 17 42 17 10 36 61 61 MOBILE Total revenue 45 47 51 50 53 55 59 61 61 62 63 71 64 64 67 193 227 257 Service revenue 45 47 51 50 53 55 59 61 61 62 63 71 64 64 67 193 227 257 Data revenue 28.7 30.7 30.9 32.1 36.1 38.7 42.8 43.5 44.5 45.9 48.0 50.1 49.5 49.5 52.8 122.4 161.1 188 Customers (mln) 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 8.4 8.2 8.1 8.2 7.1 8.4 8.4 ARPU (USD) 2.2 2.3 2.5 2.4 2.4 2.4 2.4 2.4 2.4 2.4 2.4 2.8 2.6 2.6 2.7 n.a. n.a. n.a. MOU (min) 681 733 737 730 684 496 483 468 452 471 482 446 443 455 454 n.a. n.a. n.a. Data usage (Mb/user) 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 9,082 9,569 10,249 11,023 11,741 11,558 12,215 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 53% 53% 56% 50% 43% 63% 51% 48% 45% 40% 45% 47% 38% 40% 42% n.a. n.a. n.a. FIXED-LINE Total revenue 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.8 0.1 Service revenue 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.8 0.1 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 FY21 FY22 FY23 Total revenue 474 495 543 545 581 620 665 710 720 750 768 921 830 843 886 2,057 2,575 3,158 Service revenue 473 494 542 543 580 620 664 707 720 749 768 909 828 841 882 2,053 2,572 3,146 EBITDA 235 189 281 240 292 502 303 275 320 312 275 412 305 298 316 944 1,372 1,319 EBITDA margin (%) 49.5% 38.2% 51.7% 44.1% 50.3% 81.0% 45.6% 38.7% 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 45.9% 53.3% 41.8% EBIT (Operating profit) 147.2 90.2 179.8 141.7 191.9 381.7 189.7 126.0 283.5 183.6 142.4 302.7 188.2 130.2 150.2 559 889 912 CAPEX 128 34 65 151 57 390 180 54 87 326 96 208 527 212 131 379 681 718 MOBILE Total revenue 470 492 540 541 579 608 645 680 696 713 748 866 798 808 849 2,044 2,511 3,024 Service revenue 470 492 540 541 579 608 645 680 696 713 748 866 798 808 849 2,043 2,511 3,024 Data revenue 301.5 323.1 329.1 345.3 396.5 430.2 467.6 485.8 504.4 524.8 569.8 615.1 617.0 626.9 668.5 1,299 1,780 2,214 Customers (mln) 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 8.4 8.2 8.1 8.2 7.1 8.4 8.4 ARPU (UZS) 22,850 23,932 26,256 25,742 26,121 26,158 26,725 26,978 27,304 27,953 28,602 33,777 31,889 32,813 34,500 n.a. n.a. n.a. MOU (min) 681 733 737 730 684 496 483 468 452 471 482 446 443 455 454 n.a. n.a. n.a. Data usage (Mb/user) 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 9,082 9,569 10,249 11,023 11,741 11,558 12,215 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 53% 53% 56% 50% 43% 63% 51% 48% 45% 40% 45% 47% 38% 40% 42% n.a. n.a. n.a. FIXED-LINE Total revenue 2.5 2.2 2.2 2.6 1.9 1.9 2.0 2.7 1.2 0.0 0.0 0.0 0.0 0.0 0.0 9 8 1.2 Service revenue 2.5 2.2 2.2 2.6 1.9 1.9 2.0 2.7 1.2 0.0 0.0 0.0 0.0 0.0 0.0 9 8 1.2 Additional KPI's 4G network coverage 60% 61% 61% 62% 62% 67% 75% 78% 78% 78% 85% 85% 86% 88% 89% 62% 78% 85% 4G mobile customer penetration (3 Months active) 50% 54% 57% 61% 62% 62% 64% 66% 68% 69% 71% 73% 74% 74% 74% 61% 66% 73% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)